EXHIBIT 99.2

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

1.1	DATE.	1

1.2	OVERVIEW.	2

1.3	SELECTED ANNUAL INFORMATION.	24

1.4	SUMMARY OF QUARTERLY RESULTS.	24

1.5	RESULTS OF OPERATIONS.	25

1.6	LIQUIDITY.	26

1.7	CAPITAL RESOURCES.	27

1.8	OFF-BALANCE SHEET ARRANGEMENTS.	27

1.9	TRANSACTIONS WITH RELATED PARTIES.	27

1.10	PROPOSED TRANSACTIONS.	28

1.11	CRITICAL ACCOUNTING ESTIMATES.	28

1.12	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION.	28

1.13	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS.	29

1.14	OTHER MD&A REQUIREMENTS.	29

1.14.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE.	29

1.14.2	DISCLOSURE OF OUTSTANDING SHARE DATA.	29

1.14.3	DISCLOSURE CONTROLS AND PROCEDURES.	30

1.14.4	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES.	30

1.14.5	LIMITATIONS OF CONTROLS AND PROCEDURES.	30

1.15	RISK FACTORS.	31

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

1.1 DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2022, and the unaudited condensed consolidated interim financial statements (the “Financial Statements”) of the Company for the nine months ended December 31, 2022, both of which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of February 28, 2023.

Cautionary Note to Investors Concerning Forward-looking Statements

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

1.2 OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development stage assets.

Amarc is advancing its JOY, DUKE and IKE porphyry Cu±Au deposit districts located in northern, southern and central BC, respectively. The JOY, DUKE and IKE Districts represent significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

LOCATION OF THE COMPANY'S JOY, DUKE and IKE DISTRICTS

Amarc’s 100%-owned 482 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government approved Kemess underground project (“Kemess District”). In mid-2017, Centerra Gold Inc. (“Centerra”) purchased the Kemess District from AuRico Metals Inc. for $310 million1. JOY is host to the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”) and a pipeline of other large and high potential, district porphyry Cu-Au targets, which cluster on the property.

Amarc has entered into an alliance with Freeport-McMoRan Minerals Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million. Freeport increased its Year 1 contribution in the 2021 JOY exploration program by ~50% – from $4 million to $5.94 million, and is continuing its earn-in on the JOY District completing a second drilling season funding approximately $14 million in 2022 for its Year 2 contribution. Amarc is the project operator.

The Amarc exploration team completed 15,427 m of helicopter-supported drilling at JOY in 2022, with the goal of expanding the known mineralization at the PINE Deposit, while commencing drill testing of a number of deposit scale copper-gold targets clustered across the District. As laboratory results from the analyses of this drilling are received, they will be complied, interpreted and released. In addition, in 2022 the Company undertook further systematic ground survey work which has continued to identify significant new porphyry copper-gold deposit targets across JOY that have not yet been drill tested, while further refining existing deposit targets along major structural trends.

Amarc’s DUKE District is located 80 km northeast of Smithers within the broader Babine Region , one of BC’s most prolific porphyry Cu-Au belts. The Babine Region, a 40 by 100 km north- northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. The DUKE District includes both the DUKE porphyry Cu deposit discovery and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s comprehensive district scale targeting programs.

In late 2022, Amarc has entered into a funding agreement in respect of the DUKE District with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden may earn up to a 70% ownership interest, by making staged exploration and development investments totalling $90 million. Boliden can earn an initial 60% interest by funding $30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount. Amarc is the project operator.

Amarc timely initiated delineation drilling at the DUKE Deposit completing two drill holes in December, 2022 with one core rig, and after a short end of year break recommenced drilling in 2023 with three core rigs now active on-site. Assay results received from the December, 2022 drilling continues to expand the DUKE Deposit. Surface programs testing compelling deposit targets are planned across the DUKE District for later in the year.

The Company has the required drill and IP permits in hand for the proposed work programs.

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1 Centerra Gold Inc. news release January 8, 2018.

2 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

The 462 km2 IKE District, also 100% owned by Amarc, is located 33 km northwest of the historical mining community of Gold Bridge near the heartland of BC’s producing porphyry Cu mines. The greater IKE District includes a porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”), the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) and other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also the number of promising porphyry Cu and epithermal Au-Ag targets. The IKE District shares many characteristics with porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits and has the potential to possess the grades and resources necessary to develop into an important mining camp.

Subject to funding Amarc is planning:

•	A well-planned core drilling program at the Empress Deposit to expand the higher grade Cu-Au mineralization which remains open;
•	An integrated program in the Greater Empress area to drill test high potential drill-ready targets and survey work on other promising targets to bring them also to a drill ready status; and
•	An expanded drill program at the IKE Deposit with the goal of establishing a mineral resource.

The Company has the required drill and IP permits in hand for the proposed work programs.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

The JOY Cu-Au District

Amarc’s 100%-owned 482 km2 JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC (see May 15, 2020 news release and the Company’s website at www.amarcresources.com/projects/joy-project). A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west.

Through its association with HDI, Amarc's technical team was first to recognize the Kemess District's true porphyry potential, acquiring both Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold on beneficial terms to a predecessor of Northgate Minerals, which brought the deposit into production. Northgate Minerals produced 3 million ounces of Au, and 750 million pounds of Cu over a 13-year period to 20113 from Kemess South mine (BC’s third largest Au producer). The southern area of the Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY District.

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3 SRK Consulting (Canada) Inc. 2013 NI-43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd.

Sedar

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

JOY District Highlights

The PINE Deposit within the JOY District has seen several phases of historical drilling. Work by Amarc identified significant expansion potential at both the PINE Deposit and the MEX deposit target that requires drill testing. In addition, Amarc defined seven large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that are either drill-ready, or can rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was initially achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets included results from soil geochemical sample grids, airborne magnetics and Induced Polarization (“IP”) geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

The JOY technical information up and including 2020 is summarized in the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report.

In 2021 Amarc work crews completed a comprehensive exploration program at JOY, which was designed to advance the PINE Deposit delineation and assess several of the defined important-scale mineral systems (see November 15, 2021 news release). This program included the drilling of nine core drill holes (4,300 m) and the relogging of over 60 historical core drill holes mainly from the PINE porphyry copper-gold deposit, along with 42 line-km of IP geophysical survey, 684 grid soil geochemical samples and 179 rock geochemical samples collected during geological traverses over a number of the target areas.

During the 2022 field season Amarc completed 15,427 m of helicopter supported drilling with the goal of expanding the known mineralization at the PINE Deposit, while commencing drill testing of a number of deposit scale Cu-Au targets clustered across the District (see Amarc release October 11, 202). As laboratory results from the analyses of this drilling are received, they will be complied, interpreted and released. In addition, further ground survey work that included for example 56.3 line-km of IP geophysics and the collection of 2,648 soil and 313 surface rock samples for geochem analyses, was undertaken to delineate new targets for drill testing. More than 8,000 core, rock and soil samples have now been received from the laboratory.

Expanding the PINE Porphyry Cu-Au Deposit

Building on information derived mainly from the team’s relogging of the historical core, Amarc completed in 2021 its first ever drilling at the PINE Deposit, which comprised three long core holes (up to 701 m in length) (Amarc release March 7, 2022). These holes intercepted significant mineralization over a strike length of 1,100 m and to a vertical depth of at least 550 m (Table 1), within an expansive 6 km2 hydrothermal mineralizing system as outlined by IP geophysical surveys. Notably, the PINE system has the potential to remain open to expansion for at least 1 km to the southwest, with most of this prospective area concealed under a cover of broadly distributed glacial deposits.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Amarc’s drill holes at the PINE Deposit intercepted some of the highest grade of Cu-Au mineralization over the longest intervals encountered to date. Highlights from 2021 PINE Deposit core drilling include:

•	101.90 m of 0.56% CuEQ[4] (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag)
•	29.00 m of 0.46% CuEQ (0.20% Cu, 0.44 g/t Au and 2.1 g/t Ag)
•	66.60 m of 0.40% CuEQ (0.21% Cu, 0.32 g/t Au and 1.5 g/t Ag)
•	244.10 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag)
•	135.00 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag)

4 See Table 1, Note 4 - copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, and Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag.

A majority of the 60+ mainly short and, frequently, widely spaced historical core holes at the PINE Deposit (80% of which extend to <200 m vertical depth) are collared within a restricted 900 x 600 m area. Reinterpretation of historical drill holes and the new holes drilled by Amarc show good potential to expand the PINE Deposit internally (between the widely spaced drill holes), laterally (beyond the footprint of current drilling) and to depth.

Further to the open-ended nature of the PINE Deposit, there is also significant potential for the discovery of other centres of porphyry Cu-Au mineralization within the area of the overall PINE mineralized system. Amarc's hole JP21009, located 500 m northeast of the PINE Deposit, returned 244 m of 0.35% CuEQ4 (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag) (see Table 1 below for note 4), including 135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), indicating high potential to the northeast. Historical drilling also indicates significant potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.17% CuEQ (0.08% Cu, 0.15 g/t Au and 1.1 g/t Ag) (see figures in Amarc release March 7, 2022).

The 2022 PINE Deposit drill program was designed to follow up on the 2021 successful drilling: to further expand the mineralization at the deposit and to identify areas of higher grade within the expansive 6 km2 PINE mineralized system (Amarc release August 24, 2022).

Developing the JOY District Porphyry Cu-Au Deposit Targets

In addition to the PINE Deposit and its internal, lateral and depth potential for expansion, systematic surface survey results from 2022 have continued to identify significant new porphyry copper-gold deposit targets across JOY that have not yet been drill tested, while further refining existing deposit targets along major structural trends. Together, these assets indicate the potential to form a major cluster of Cu-Au mineralized porphyry systems (see figures in Amarc release January 23, 2023).

IP Geophysical Surveys

Integration of 56.3 new line-km of Induced Polarization (“IP”) ground geophysical surveys from 2022 with the 154 line-km previously completed by Amarc, and the approximately 150 line-km completed historically by Gold Fields Limited continues to discover and expand clusters of large sulphide-bearing hydrothermal systems. These systems host or have significant potential to host porphyry Cu-Au systems, and are principally aligned along a 12.5 km northeast trending corridor. This corridor includes the PINE mineral system which measures 6 km2 and is host to the PINE Deposit, and the Canyon (5 km2), Twins (7 km2) and SWT (3 km2) deposit targets. This trend is similar to the northeast trend of the Nugget, Kemess North, Kemess Underground and Kemess East Cu-Au porphyry deposits in the Kemess Mining District, which is located adjacent to the south of the JOY tenure and held by Centerra Gold Inc.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

In addition, a second prospective mineralized corridor is defined by a series of IP chargeability anomalies that extend north-northeast over approximately 6 km and remains open to expansion. This corridor includes the More MEX, North MEX, MEX and South MEX deposit targets (see Amarc’s JOY 2020 Technical Report as referenced above). The MEX deposit target is known to host porphyry Cu-Au mineralization, and all targets on this trend remain to be fully explored.

Furthermore, the NW Gossan (>2.2 km2), South MEX (>1.9 km2) and SWT (3 km2) represent significant newly, discovered sulphide systems which remain open to expansion.

Soil Geochemistry Surveys

The 2022 soil geochemical survey (2,468 samples collected) delineated encouraging new Cu-Au and multielement anomalies, which are in addition to those outlined by previous soils analyses by Amarc and historical operators (10,957 samples) across the JOY District. Collectively these multielement anomalies are characteristic of porphyry Cu-Au, transitional porphyry-epithermal and epithermal Au-Ag systems. Newly emerging geochemical anomalies include those at the NW Gossan, South MEX, Acapulco, WT, NWT and Jock deposit targets; these targets remain open to expansion and drill testing.

Developing Porphyry Cu-Au Deposit Targets

Emerging and established, high-potential deposit scale targets at JOY occur in areas known or inferred to be underlain by highly prospective Middle Triassic to Lower Jurassic rocks of the Stikine Terrane, and are spatially associated with a significant regional Triassic-Jurassic unconformity (~200 Ma) age. This important geological environment extends throughout the well-endowed Golden Horseshoe Trend, including in the Golden Triangle and is host to world class Cu-Au deposits such as Galore Creek, Kerr-Sulphurets-Mitchell (KSM) and Red Chris. Geological work in 2022 has confirmed that the emerging NW Gossan, South MEX, SWT, WT, NWT and Jock deposit targets are optimally located within this geological environment.

Notably, in addition to being located in a highly favorable geological environment, the emerging NW Gossan deposit target is characterized by a newly delineated 4 km2, Au-Cu-Mo-Ag-As-Pb-Se-Te-Bi soil geochemical anomaly. This geochemical signature is compatible with the peripheries of a porphyry Cu-Au(-Mo) system, and coincides with a new and substantial IP chargeability anomaly that remains open to expansion. This new deposit target remains to be explored with additional surface surveys and has not been drill tested.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Exploration Under Cover: Canyon and Twins Deposit Targets

Some of the most significant deposit targets at JOY are in topographically subdued areas characterized by a relatively thin veneer (~2-40 m) of glacially transported overburden cover. In this environment both soils geochemical and geological expressions of potential concealed mineralization can be extremely muted and, as such, these largely covered targets have significant and previously underappreciated discovery upside potential. Located within a low-lying and gently undulating area of topography, the PINE Deposit, which is being systematically delineated by Amarc, notably has little or no soils geochemical signature directly overlying the Cu-Au mineralized porphyry body, the geochemical signature having been transported some 2 km down ice to the northeast. Similarly, the Canyon and Twins deposit targets are largely glacial overburden covered and have subdued soil geochemistry but have strong potential to host concealed porphyry Cu-Au deposits.

At Canyon, limited initial scout drilling of this expansive sulphide system by Amarc in 2021 (JP21006: 27 m of 0.18% CuEQ with 0.06% Cu, 0.21 g/t Au) (see Amarc news release March 7, 2022) and historical operators (MEX12-013: 49 m of 0.16% CuEQ with 0.05% Cu, 0.20 g/t Au, and PIN09-15: 3 m of 11 g/t Au) intersected promising Cu-Au and Au-only mineralization compatible with the fringes of a potentially significant porphyry Cu-Au system.

The 2022 IP survey at Twins extended its highly prospective chargeability anomaly to 7 km2, which remains open to further expansion to the east. A single scout drill hole completed by Amarc in 2021 (JP21004), the first ever drilled into the sizable Twins target, intersected 63 m of 0.18% CuEQ with 0.09% Cu, 0.15 g/t Au, 0.5 g/t Ag, including 39 m of 0.22% CuEQ1 with 0.11% Cu, 0.19 g/t Au, 0.6 g/t Ag, successfully discovering porphyry-type Cu-Au mineralization (see Amarc release March 7, 2022).

Amarc drilled five initial scout exploration core holes (271 m to 404 m in length) in 2021 to test four porphyry Cu-Au deposit targets confirmed by IP, airborne magnetics, geochemical and geological surveys. Three of these JOY District targets had not previously been drill tested.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Table 1: JOY 2021 Drill Hole Assay Results

Drill Hole ID	Deposit Target	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4,5] (%)	Cu (%)	Au (g/t)	Ag6 (g/t)
JP21001	PINE	35	-60	302		34.00	80.00	46.00	0.10	0.03	0.11	2.4
						104.00	155.00	51.00	0.13	0.04	0.13	3.2
						239.00	266.00	27.00	0.11	0.06	0.07	0.8
JP21002	MEX	195	-60	707		26.00	179.00	153.00	0.17	0.09	0.13	0.7
					Incl.	98.00	116.00	18.00	0.24	0.16	0.13	1.0
					Incl.	155.00	173.00	18.00	0.26	0.12	0.25	1.2
						224.00	287.00	63.00	0.12	0.06	0.10	0.6
JP21003	MEX N	45	-70	404		No significant assays
JP21004	Twins	45	-60	302		89.00	152.00	63.00	0.18	0.09	0.15	0.5
					Incl.	98.00	137.00	39.00	0.22	0.11	0.19	0.6
JP21005	Canyon	30	-50	349		No significant assays
JP21006	Canyon	45	-60	271		85.00	112.00	27.00	0.18	0.06	0.21	0.7
					Incl.	97.00	112.00	15.00	0.25	0.08	0.30	0.8
JP21007	PINE	0	-85	596		41.00	70.00	29.00	0.46	0.20	0.44	2.1
						132.80	234.70	101.90	0.56	0.23	0.57	2.4
						297.15	361.05	63.90	0.26	0.14	0.21	1.1
					Incl.	312.00	344.00	32.00	0.32	0.16	0.27	1.3
						409.25	503.00	90.75	0.24	0.14	0.15	2.3
JP21008	PINE	180	-65	701		112.80	129.65	16.85	0.18	0.09	0.14	1.4
						177.15	389.00	211.85	0.16	0.10	0.10	1.3
					Incl.	344.00	386.00	42.00	0.22	0.13	0.14	1.4
					Incl.	410.00	433.00	23.00	0.42	0.21	0.35	2.1
						458.10	553.40	95.30	0.33	0.18	0.26	1.4
					Incl.	458.10	524.70	66.60	0.40	0.21	0.32	1.5
						566.45	598.20	31.75	0.20	0.17	0.04	0.9
JP21009	PINE	215	-55	700		26.50	270.60	244.10	0.35	0.11	0.41	1.2
					Incl.	37.00	52.00	15.00	0.41	0.13	0.49	1.1
					and	73.00	268.00	195.00	0.37	0.12	0.43	1.2
					and	97.00	232.00	135.00	0.44	0.14	0.53	1.2
					and	151.00	190.00	39.00	0.60	0.17	0.77	1.3
						367.96	400.00	32.04	0.28	0.08	0.34	1.1
					Incl.	367.96	388.00	20.04	0.34	0.10	0.42	1.1

Notes to Table 1.

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz and Ag US$24/oz and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)).

5.	Intervals averaging greater than 0.3% CuEQ in bold; included intercepts are italicized.
6.	Ag results capped at 40 g/t.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

JOY District Agreement with Freeport

On May 12, 2021 Amarc announced it entered into an agreement (the "Agreement") with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. During the first year of the earn-in, a $4 million work program is required in the JOY District. Annual optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to explore and develop the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

On August 4, 2021, Amarc announced that Freeport had increased its first-year contribution to the Company’s ongoing exploration program at the JOY District from $4 million to $5.5 million.

On November 15, 2021, Amarc announced that Freeport had further increased its first-year contribution to the Company’s ongoing exploration program at the JOY District by ~50% – from $4 million to $5.94 million, and on December 15, 2021, that Freeport are to continue their earn-in into the 2022 drill season.

During the period ended December 31, 2022, Amarc announced that Freeport continues to earn-in at JOY and is spending approximately CDN$14 million in 2022 for its Year 2 contribution toward the JOY exploration program.

JOY District Royalties

The 100% Amarc owned JOY District comprises the JOY, PINE and Paula Properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY Property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

On August 29, 2017, Amarc announced that it had concluded option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE Property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE property (Amarc MD&A December 31, 2018). Further on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE Property from Gold Fields (Amarc news release, December 9, 2019).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE Property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE Property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc November 21, 2017 news release).

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

The DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers within the broader Babine Region, one of BC’s most prolific porphyry Cu-Au belts. The Babine Region, a 40 by 100 km north to northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The 678 km2 DUKE District includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated form the Company’s district- scale targeting program.

The DUKE technical information up and including 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (DUKE Technical Report) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/projects/duke-project/technical-report.

Porphyry Cu Expansion Potential at the Duke Deposit Target

The porphyry Cu system at DUKE had historically seen only limited drilling. Many of the 21 historical shallow and closely spaced core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface. Examples of the intercepts from the historical drill holes are provided in Table 2.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Table 2: DUKE DEPOSIT TARGET

Selected Drill Intervals from Historical and Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int.(m)[1,2,3]	Cu%	Au(g/t)	Ag(g/t)	Mo(%)	CuEQ(%)[4,5]
70-02[7]	30.5	143.3	112.8	0.29	0.060	1.1	0.012	0.38
	73.1	85.3	12.2	0.41	0.091	1.6	0.010	0.50
70-10[7]	21.3	164.6	143.3	0.26	0.068	1.7	0.016	0.37
Incl.	115.8	131.0	15.2	0.47	0.110	2.9	0.027	0.64
71-14[7]	28.6	115.2	86.6	0.40	0.053	2.2	0.021	0.52
Incl.	34.8	74.4	39.6	0.48	0.067	2.6	0.023	0.61
DK17002	17.0	32.0	15.0	0.44	0.126	2.1	0.019	0.59
	40.3	142.0	101.7	0.22	0.064	1.3	0.014	0.31
	238.0	268.0	30.0	0.33	0.069	1.9	0.019	0.45
	308.5	399.0	90.5	0.21	0.043	1.1	0.025	0.34
	450.5	523.0	72.5	0.23	0.030	1.2	0.022	0.33
Incl.	486.0	495.0	9.0	0.41	0.062	2.0	0.040	0.61
DK18005	13.5	89.9	76.4	0.23	0.042	1.1	0.012	0.30
	98.9	246.0	147.1	0.27	0.046	1.1	0.028	0.40
Incl.	125.0	137.0	12.0	0.32	0.072	1.1	0.037	0.51
Incl.	212.1	231.9	19.8	0.45	0.062	2.0	0.033	0.62
	302.0	344.0	42.0	0.28	0.059	1.2	0.019	0.38
DK18006	98.0	416.0	318.0	0.24	0.052	1.1	0.012	0.32
Incl.	206.0	296.0	90.0	0.27	0.067	1.2	0.015	0.37
Incl.	338.0	416.0	78.0	0.30	0.055	1.4	0.016	0.39
and	347.0	405.2	58.2	0.34	0.059	1.5	0.015	0.45

CuEQ%	>=0.30 & <0.50
>=0.50

1.	Widths reported are drill widths, such that the thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

5.

The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at the level of the conceptual recoveries used to determine the CuEQ.

6.

Details of analysis, QA/QC and data verification for the DUKE Deposit drilling are provided in the 2020 DUKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR.

7.	Results of these historical Ducanex JV drill holes are from the 1991 Corona resampling and analyses by Acme.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

The historical drilling was centered within a restricted part of a robust, 3 km north-south by 1 km east-west historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases).

Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Select intercept examples are provided in Table 2.

Notably, a single step-out hole (DK18004) completed by Amarc in 2018 more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade Cu and Mo mineralization, confirming a very extensive lateral dimension to the DUKE porphyry Cu system.

In late 2022 Amarc commenced drilling at the DUKE Deposit completing two drill holes in December, 2022 with one core rig. After a short end of year break Amarc recommenced drilling in 2023 with three core rigs now active on-site (see Amarc releases December 8, 2022, January 26, 2023 and February 15, 2023). On-going drilling is focused on delineating the DUKE Deposit, where mineralization remains open laterally in all directions, and also drill testing the largely overburden covered, 4.7 km2 IP chargeability anomaly that hosts the DUKE Deposit

Assay data received from the two drill holes completed in 2022, DK22009 and DK22010, continues to expand the DUKE Deposit (Table 3, and see figure included in Amarc releases January 26, 2023 and February 15, 2023). Both drill holes encountered significant Cu-Mo-Au-Ag mineralization from the bedrock surface to the bottom of hole including several sub-intervals of higher grade. The results are of good tenor and continuity and indicate that the DUKE Deposit extends to significantly greater depth than previously known.

Highlights from DK22009 include:

•	542 m of 0.33% CuEQ[4] (0.24% Cu, 0.016% Mo, 0.04 g/t Au and 1.2 g/t Ag) from 9.4 m
•	Including 183 m of 0.43% CuEQ (0.31% Cu, 0.019% Mo, 0.07 g/t Au and 1.5 g/t Ag) from 65 m
•	Including 126 m of 0.52% CuEQ (0.38% Cu, 0.024% Mo, 0.08 g/t Au and 1.8 g/t Ag) from 122 m

Highlights from DK22010 include:

•	309 m of 0.42% CuEQ (0.31% Cu, 0.017% Mo, 0.08 g/t Au and 1.8 g/t Ag) from 8.6 m
•	Including 57 m of 0.68% CuEQ (0.50% Cu, 0.027% Mo, 0.13 g/t Au and 2.0 g/t Ag) from 243 m

Within 557 m of 0.36% CuEQ (0.25% Cu, 0.018% Mo, 0.06 g/t Au and 1.4 g/t Ag) from 8.6 m

* See Table 3, Note 4 - copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Table 3: DUKE Deposit Drill Hole DK22009 and DK22010 Assay Results

Drill Hole ID1	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK22009	0	-90	551		9.40	551.00	541.60	0.33	0.24	0.016	0.04	1.2
				Incl.	9.40	247.62	238.22	0.39	0.29	0.016	0.06	1.4
				and	65.00	247.62	182.62	0.43	0.31	0.019	0.07	1.5
				and	122.00	247.62	125.62	0.52	0.38	0.024	0.08	1.8
				and	128.00	161.00	33.00	0.59	0.42	0.028	0.10	1.8
				and	176.00	245.00	69.00	0.57	0.42	0.023	0.09	2.1
				Incl.	289.88	376.90	87.02	0.36	0.25	0.020	0.05	1.5
				and	289.88	336.87	46.99	0.43	0.31	0.022	0.06	1.7
				Incl.	406.12	551.00	144.88	0.31	0.22	0.018	0.03	1.1
				and	412.00	488.00	76.00	0.38	0.28	0.018	0.04	1.4
				and	412.00	434.00	22.00	0.42	0.31	0.022	0.04	1.5
				and	459.54	488.00	28.46	0.41	0.30	0.018	0.05	1.5
DK22010[6]	0	-90	566		8.63	566.00	557.37	0.36	0.25	0.018	0.06	1.4
				Incl.	8.63	317.56	308.93	0.42	0.31	0.017	0.08	1.8
				and	101.00	317.56	216.56	0.45	0.33	0.018	0.08	1.5
				and	185.00	206.00	21.00	0.48	0.38	0.012	0.08	1.6
				and	243.45	300.75	57.30	0.68	0.50	0.027	0.13	2.0
				Incl.	338.00	368.00	30.00	0.49	0.33	0.030	0.08	1.3

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)+ (Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

New Duke District Porphyry Cu-Au Targets

Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc completed a comprehensive compilation of government and historical data over the entire DUKE District. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 12 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up- ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Regionally, Amarc is planning initial, focused ground surveys taking advantage of extensive logging road networks across the property. These surveys would be followed by RC drilling that would test prioritized targets for the presence of potential porphyry Cu mineralized systems below cover and, where a deposit target is confirmed core drilling to determine the extent, grade and geometry of the mineralized system. The Company has an IP permit in hand to commence these works.

DUKE District Agreement with Boliden

On November 22, 2022, Amarc announced it had entered into an agreement (the “Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group.

Under the terms of the Agreement Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount to be spent in 2022 and early 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the Duke District. At that stage each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution.

Core drilling focused at the DUKE Deposit was initiated in late 2022 (see December 8, 2022 news release), with two holes completed prior to the holiday break. The fully-funded 2023 program is planned to continue until spring break-up, then recommence again in the summer with drilling and additional surface programs testing some 12 prioritized deposit targets across the DUKE District.

Boliden has committed to invest $5 million, with an expected further investment of $5 million (total $10 million) during 2023.

DUKE District Royalties

Amarc holds 100% interest in the DUKE District free of any royalty.

The IKE Cu-Au District

Amarc’s 100% owned IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occurs throughout the 462 km2 IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the globe that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to possess the grades and resources necessary to develop into an important mining camp.

The IKE technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE Technical Report”) filed under Amarc’s profile at www.sedar.com and on the Company’s website at www.amarcresources.com/projects/ike-project/technical-report.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ4 (see Table 2 for note 4) at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au, including 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au; and Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au including 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au.

There was no follow up exploration until Amarc initiated exploration. Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 4 provides selected drill intercepts for the IKE Deposit.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Table 4: IKE DEPOSIT

Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)[4,5]
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 2.

(-)	Means not assayed for.
†

Details of analysis, QA/QC and data verification for the IKE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR at www.sedar.com.

Like many major porphyry deposits, the IKE deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

Subject to funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a mineral resource, which will provide the basis for initial future economic studies. The Company has the required permit in-hand for the proposed drill programs.

Empress Deposit and Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE District tenure. This included an important 35 km2 sub-area of the District located 6 km north of the IKE Deposit, that straddles the Coastal Plutonic Complex (“CPC”) contact for approximately 15 km. This area known as the Greater Empress area is centred on the higher grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential both to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits. The Company has the required permits in-hand for the proposed drill programs and IP geophysical surveys.

Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au mineralization, which remains open to expansion with a modern core drilling program. Table 5 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden. The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ4 (see Table 2 for note 4) @ 0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag. This target has not been delineated and mineralization remains open to expansion. Step-out drilling from the known mineralization is required.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Table 5: EMPRESS DEPOSIT

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4,5]
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 2.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets: In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West. Each are discussed below with selected historical drill results provided in Tables 6 and 7. These targets are either: not fully drill delineated or have been tested only by shallow, widely-spaced historical reconnaissance percussion drilling: and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden, see IKE Technical Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, higher grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

Table 6: EMPRESS EAST DEPOSIT TARGET

 Selected Drill Intervals from Historical Drill

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu(%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4,5]
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 2.

Empress Gap Cu-Au-Ag Replacement Deposit Target: Results from limited historical drilling, comprising 11 shallow percussion drill holes and three deeper core holes in the >1 km long Empress Gap zone located between the Empress Deposit and Empress East, suggest a clear opportunity to discover additional Cu-Au-Ag mineralization in proximity to the volcanic-CPC contact. Many of the short percussion holes returned anomalous Cu‐Mo (Au and Ag were not analyzed for), potentially indicative of higher-grade underlying mineralization as at the Empress Deposit. Of the deeper core holes, Cu‐Au mineralization associated with alteration similar to that at Empress is also reported, however only two of these holes reached the volcanic-CPC contact.

Empress Gap is a significantly underexplored target and drill testing of areas close to the CPC-volcanic contact is required.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area inboard of the CPC. Historical drilling at Buzzer has intercepted high-grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 7). Whether these mineralized intrusions, are part of a small high-level cupola or a large mineralized intrusive mineralized body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress area, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.

Table 7: BUZZER DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)	Mo (%)	CuEQ (%)[4,5]
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 2.

†       Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

IKE District Porphyry and Epithermal Targets: The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major, OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets. The Company has the permits in-hand for the potential work program.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Rowbottom Cu-Mo-Au Porphyry Deposit Target: At Rowbottom, porphyry-style mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag.

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ4 (see Table 2 for note 4) 0.49% Cu and 0.007% Mo and Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo.

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ4 at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag and 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag.

An historical soils grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

Mad Major Cu-Mo Porphyry Target: The Mad Major-OMG target area extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges (see IKE Technical Report). Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling are warranted.

Battlement and Mewtwo Au-Ag Epithermal Targets: Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE District. For example, at both Battlement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

In summary collectively the IKE Deposit, Empress Deposit, Greater Empress area and IKE District target areas as described warrant substantial exploration programs.

IKE District Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE District. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE Property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% Net Smelter Returns (“NSR”) royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE Property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

In November 2014, Amarc acquired a 100% interest in the adjoining Granite Property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore Property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore Property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore Property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE District. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE District. Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE District.

The Newton Au Property

Amarc reported the sale of the Newton Au Property located in south-central BC in December 2020 to a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Under the terms of the agreement, Amarc has received consideration comprising total cash of $300,000 and 5.5 million equity units (share plus warrant) in Carlyle valued at $0.25 per unit. In addition, Amarc retains a 2% NSR Royalty in the Property.

Newton was the subject of a National Instrument 43-101 Technical Report (Newton Technical Report) in 2012 which can be found on the Company’s website at www.amarcresources.com/projects/newton-gold-property/overview.

The divestment of the Newton Property allows Amarc to retain exposure to the upside Au potential at Newton through its equity position in Carlyle and the retained NSR Royalty, whilst maintaining strategic focus on the development of its three high-value and expansive, 100%-owned Cu±Au districts – JOY, IKE and DUKE.

Corporate Update

On July 8, 2022, the Company announced that it had engaged Kin Communications Inc. to assist with its investor relations activities.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Market Trends

Average annual prices for Cu, Mo, Au and Ag during last 5 years are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2018	2.96/lb	11.94/lb	1.269/oz	15.71/oz
2019	2.72/lb	11.36/lb	1,393/oz	16.21/oz
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023 (to the date of this document)	4.08/lb	34.34/lb	1,880/oz	23.01/oz

1.3 SELECTED ANNUAL INFORMATION

The following information is derived from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the IASB effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR at www.sedar.com.

	2022	2021	2020
('$000's, except loss per share)	($)	($)	($)
Total assets	991	1,560	529
Non-current liabilities	718	570	512
Net (income) loss for the year	364	(1,361)	1,254
Basic and diluted (earnings) loss per share	0.01	(0.01)	0.01

1.4 SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2022	2022	2022	2022	2021	2021	2021	2021	2021
('$000's)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Net (income) loss	(894)	(3,900)	(730)	772	154	(542)	(21)	52	(1,665)
Basic and diluted (earnings) loss per share	(0.00)	(0.02)	(0.00)	0.00	0.00	(0.00)	(0.00)	0.00	(0.01)

The variations in net results over the fiscal quarters presented above relate to the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarter. See the following section of the MD&A for additional discussions.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

1.5 RESULTS OF OPERATIONS

The Company recorded a net income of $5,523,429 in the nine months ended December 31, 2022 compared to a net income of $408,297 in the nine months ended December 31, 2021.

The following table summarizes the operating results by major categories between the nine and three months ended December 31, 2022 and 2021:

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
	($)	($)	($)	($)
Exploration and evaluation assets expenditures	2,123,387	1,210,119	10,714,921	4,993,106
Administrative expenditures	212,667	137,385	559,603	385,349
Cost recoveries	(3,090,775)	(1,231,515)	(16,103,562)	(5,605,240)

A breakdown by district and project of the Company’s exploration and evaluation expenses for the nine months ended December 31, 2022 and 2021 is as follows:

	IKE	JOY	DUKE	OTHER	TOTAL
Nine months ended December 31, 2022	($)	($)	($)	($)	($)
Assays and analysis	4,272	383,631	25,311	2,450	415,664
Drilling	–	3,006,522	219,678	–	3,226,200
Geological, including geophysical	15,321	1,000,305	128,221	123,157	1,267,004
Helicopter and fuel	–	2,019,536	–	14,618	2,034,154
Property acquisition and assessments costs	50,198	7,360	12,240	100,910	170,708
Site activities	148	2,686,644	200,918	67,418	2,955,128
Socioeconomic	7,854	284,744	125,098	20,170	437,866
Technical data	5,000	22,000	40,915	–	67,915
Travel and accommodation	928	105,794	31,976	1,584	140,282
	83,721	9,516,536	784,357	330,307	10,714,921

	IKE	JOY	DUKE	OTHER	TOTAL
Three month ended December 31, 2022	($)	($)	($)	($)	($)
Assays and analysis	(478)	286,555	18,736	950	305,763
Drilling	–	50,443	218,834	–	269,277
Geological, including geophysical	3,900	191,504	114,055	38,221	347,680
Helicopter and fuel	–	46,462	–	5,713	52,175
Property acquisition and assessments costs	50,000	6,580	7,460	130	64,170
Site activities	13	528,944	197,604	61,535	788,096
Socioeconomic	5,446	90,038	95,139	7,466	198,089
Technical data	1,250	7,000	37,165	–	45,415
Travel and accommodation	–	24,280	28,442	–	52,722
	60,131	1,231,806	717,435	114,015	2,123,387

The Company recorded cost recoveries for the nine months ended December 31, 2022 of $16,103,562. $13,754,040 of the cost recoveries are related to operations at the JOY District.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

The Financial Statements provides a breakdown of the Company’s general and administration expenses for the period ended December 31, 2022. General and administration expenses for the nine months ended December 31 increased over the same period of the prior year. A breakdown of general and administration expenses for the nine months ended December 31 of the current year and prior year is as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2022	2021	2022	2021
	($)	($)	($)	($)
Legal, accounting and audit	7,623	34,108	35,137	76,245
Office and administration	81,228	65,413	219,335	211,071
Rent	4,640	9,177	22,275	16,226
Shareholder communication	102,200	26,529	217,489	58,216
Travel and accommodation	16,400	1,243	38,852	1,428
Trust and regulatory	576	915	26,515	22,163
Total	212,667	137,385	559,603	385,349

Three months ended December 31, 2022 (“2023 Q3”) as compared with the three months ended December 31, 2021 (“2022 Q3”)

Exploration and evaluation expenditures 2023 Q3 increased as compared with 2022 Q3 primarily as a result of the exploration program at the Company’s JOY District, and the exploration program commencing at the Company’s DUKE District. Administrative expenditures incurred during 2023 Q3 also increased as compared with 2022 Q3. Cost recoveries recorded in 2023 Q3 and 2022 Q3 relate primarily to the JOY District, and the DUKE District’s $2.5 million committed expenditures received of $5 million committed expenditures.

Nine months ended December 31, 2022 as compared with the nine months ended December 31, 2021

Exploration and evaluation expenditures during the nine months ended December 31, 2022 increased against those for the nine months ended December 31, 2021. This increase in expenditures is primarily due to the increase in expenditures related to exploration activities at the JOY District in the nine months ended December 31, 2022 versus those for the nine months ended December 31, 2021. Administrative expenditures incurred during the nine months ended December 31, 2022 also increased as compared with the nine months ended December 31, 2021. Besides, cost recoveries during the nine months ended December 31, 2022 also increased as compared with the nine months ended December 31, 2021. Cost recoveries recorded for both periods relate primarily to the JOY District and the DUKE District.

1.6 LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

At December 31, 2022, the Company had a cash balance of $6,375,334, working capital of $5,237,228, and accounts payable and accrued liabilities of $741,886.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations other than the office lease disclosed in note 13 of the audited financial statements for the nine months ended December 31, 2022.

1.7 CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9 TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

1.10 PROPOSED TRANSACTIONS

Except as discussed in this MD&A, there are no proposed transactions requiring disclosure under this section.

1.11 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR at www.sedar.com.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

1.13 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.14 OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.14.1 ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.14.2 DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Common Shares - issued and outstanding				186,602,894

	Exercise price	Expiry Date	Shares Issuable
	($)		(#)
Warrants	0.050	November 26, 2024	5,000,000
	0.085	November 26, 2024	1,176,470
				6,176,470

Stock options	0.050	October 4, 2024	2,000,000
	0.120	March 9, 2025	2,580,000
	0.120	March 9, 2027	900,000
	0.110	July 8, 2027	1,000,000
				6,480,000

				199,259,364

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

1.14.3 DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.14.4 INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.14.5 LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15 RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits.

In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
•	metal prices, which may be volatile, and are highly cyclical; and
•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;
•	the results of consultants' analyses and recommendations;
•	the rate at which operating losses are incurred;
•	the execution of any joint venture agreements with strategic partners; and
•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2022

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Risk Related to COVID-19

The outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, DUKE and IKE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations and could delay its plans for development of its districts.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

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